FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 000-28994

                                    EIDOS PLC

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       [X]
                                    Form 40-F
                                       [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       [ ]
                                       No
                                       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              Eidos plc
        ----------------------



By:     /s/ Stuart Cruickshank
--------------------------------
        Stuart Cruickshank
        Chief Financial Officer


By:     /s/ Michael McGarvey
--------------------------------
        Michael McGarvey
        Chief Executive Officer


Date: 14 October 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                         Reference

Press Release dated 14 October 2004 -
Eidos plc:  EIDOS ANNOUNCES COMMANDOS
            STRIKE FORCE


                    Eidos Announces Commandos Strike Force;
     Multi-Million Selling WWII Commandos Series Goes First Person Shooter

    LONDON--(BUSINESS WIRE)--Oct. 14, 2004--Eidos (LSE:EID.L; NASDAQ:EIDSY), one of the world's leading publishers and developers of entertainment software, announces the return of the legendary Commandos in the World War II first person shooter Commandos Strike Force(TM). Developed by Pyro Studios, Commandos Strike Force will be released worldwide in spring 2005 on PlayStation 2, Xbox and PC.
    In a new direction for the multi-million selling series, Commandos Strike Force takes you right into the heart of the action from a first person perspective. Take control of the three members of the 'Strike Force' unit, each with their own play style. Switch between the Green Beret, always at the heart of the action with his expertise in combat and the use of heavy weaponry, the Sniper with his nerves of steel and expert marksmanship, and the Spy, stealthily striking at the heart of the enemy. However, it is up to you how you execute plans of attack by combining the Commandos' unique skills.
    Set in war torn Europe amid the backdrop of World War II, you must take your elite group of Commandos behind enemy lines on a series of linked missions through France, Russia and Norway. Destroying a Nazi ship, ambushing enemy troops, freeing French Resistance prisoners and kidnapping a general are a few of the large range of missions. As well as a compelling single player campaign, the game features a variety of original online multiplayer modes. In the most fearsome war ever fought emerged the most fearless soldiers.

    Ignacio Perez, CEO of Pyro Studios says:

    "By combining the tactical approach of the previous Commandos games with the intense action of a fps, Commandos Strike Force will provide a more cerebral approach to the war game genre. Strike Force is our most ambitious project ever and we believe that this game will set a new benchmark for World War II videogames."

    Mike McGarvey, CEO of Eidos says:

    "The Commandos series has established itself as one of the most popular and enduring franchises within the World War II genre. With this evolution of the series coupled with Pyro Studios' proven expertise, we are confident that Commandos Strike Force will be the greatest episode in the series to date."

    Website: www.commandosstrikeforce.com

    Commandos and Commandos Strike Force are trademarks of Pyro
Studios SL. Eidos and the Eidos logo are trademarks of the Eidos Group of companies. All Rights Reserved.

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    CONTACT: Eidos (London)
             Steve Starvis,  +44 (0) 20 8636 3000
             Fax: +44 (0) 020 8636 3001